Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On April 20, 2023, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 40,476,692 shares of common stock (representing 7.96%, as of December 31, 2022) to 39,935,994 shares of common stock (representing 7.91%, as of March 31, 2023). The share ownership of NPS is 7.64% of the total outstanding number of shares, including 17,482,000 convertible preferred shares issued. This disclosure is based on the results of shareholder registry closing as of March 31, 2023.